04027665
P.E. 12-31-03

STRATEGY

DESIGN

BUILD

MAINTAIN

OPERATE



PROCESSED
APR 30 2004
THOMSON FINANCIAL

A Spectrum of Services

EDGEWATER TECHNOLOGY

2003 ANNUAL REPORT


STRATEGY
DESIGN
BUILD
MAINTAIN
OPERATE

Company Profile

Edgewater Technology is an award-winning consulting firm that specializes in combining strategic consulting, technical knowledge, and industry-domain expertise to develop technology solutions that assist middle-market companies and divisions of Global 2000 companies to align their processes with their purposes. We offer a spectrum of services from providing IT strategy, designing the infrastructure to support our clients' business goals, building applications, to maintaining solutions in post-deployment and operating solutions at our clients' sites or within our own facility.

With more than ten years of operating history, Edgewater Technology has become well respected and differentiated itself in the IT services industry by continually focusing on five core values:

- **Delivery Excellence**
- **Vertical Expertise**
- **Technology Excellence**
- **Middle-Market Focus**
- **Strong Operational Metrics**



Financial Highlights

As of December 31,	2003	2002
(In Thousands, Except Per Share Data)		
Balance Sheet Data:		
Cash and marketable securities	**$44,259**	$ 46,782
Goodwill and intangibles	**13,135**	11,614
Deferred tax asset	**22,175**	22,884
Other assets	**6,962**	5,213
Total assets	**$86,531**	$ 86,493
Total liabilities	**$ 5,647**	5,456
Stockholders' equity	**80,884**	81,037
Total liabilities and stockholders' equity	**$86,531**	$ 86,493

Periods Ended December 31,	2003	2002	2001	2000	1999 (1)
Statement of Operations Data:					
Revenues	**$25,054**	$ 18,666	$26,574	$31,799	$15,256
Gross profit	**11,514**	6,761	10,841	15,965	8,128
Income (loss) from continuing operations	**1,994**	(10,058)	(3,678)	(1,681)	(2,098)
Diluted earnings per share:					
Continuing operations	**$ 0.17**	$ (0.87)	$ (0.28)	$ (0.06)	$ (0.07)
Weighted average shares, diluted	**11,694**	11,575	12,935	29,212	29,526

(1) See footnote 1 to the Selected Financial Data included elsewhere herein.



Letter To Our Stockholders:

The year 2003 provided a welcome relief to the prior three turbulent years, when the Internet Bubble had caused many companies to rise and fall. We achieved a 34% year-over-year growth rate in 2003 as our target middle-market clients began to normalize their purchasing habits of IT consulting services. Prior investments in marketing and thought leadership within our key verticals, Higher Education, Insurance and Financial Services, provided much of the momentum for this growth. In addition, our successful acquisition and integration of Intelix, a northern Virginia-based custom software and systems integration development firm, has proven the viability and scalability of Edgewater's business model to a new organization and geographic location.

During 2004, Edgewater Technology will continue to execute on our core strategy of selling IT consulting services to the middle market, wrapped within vertical market messages, demonstrating provable return on investment. This vertical business focused strategy, rather than the more common horizontal technology strategy, has mitigated the competitive pressures from offshore service providers felt by many peers in our market space. Stressing the value of strategy and design over the lowest dollar per line of code to a middle-market client has allowed for a strong "pull through" of follow-on engagements in the build, operate and maintain segments of our business. Edgewater Technology is also well positioned to partner with offshore entities on larger opportunities.

Edgewater Technology will continue its commitment to our current customers and regional offices throughout the United States and simultaneously embark on a geographical densification strategy beginning this year. We will concentrate additional business development efforts in the I-95 corridor between our Northeast headquarters in Greater Boston and our new office in northern Virginia. This corridor holds some of the highest concentration of potential clients within our established business verticals. We are initiating this effort with a campaign called "Beachhead Boston." The campaign is designed to increase the awareness of Edgewater Technology within our immediate region and to accelerate the drive for business along the I-95 corridor.

On the technology front, Edgewater Technology remains committed to our Web Services practice, which is supported by our dual Microsoft and multi-vendor Java Unix/Open Source technology platforms. With the increasing emphasis on strategy and design comes the ability to further our marketing investments within the portal space to encompass full business intelligence and digital dashboard initiatives.

As in the past, we look to diversify our client base and to continue the development of additional long-term customer relationships. The long-term customer relationships that we build are not only a solid indicator of quality services, but also serve as a tremendous source of quality references. Building upon a loyal customer base will ultimately assist Edgewater Technology in predictable, steady growth over time. Our ongoing strategic alliances with carefully qualified business partners, whose skill sets provide maximum synergy with Edgewater Technology's service offerings and vertical focus, will continue to assist us in scaling and delivering strategies and solutions that meet our clients' diverse business needs: cost reductions, speed-to-market, revenue increases, and enhanced competitive advantage in their market.

Edgewater Technology's ability to deliver innovative strategies and solutions create value for our clients and ultimately our stockholders, while the tenacity, optimism and can do attitudes of our employees contribute to our ability to flourish in an ever-changing and constantly challenging business environment.

I want to extend my appreciation to Edgewater Technology's team of professionals along with our clients and stockholders for their continued support and commitment.

Shirley Singleton
President and Chief Executive Officer
Edgewater Technology, Inc.

April 2004

A Spectrum o

STRATEGY DESIGN BUILD

In today's highly competitive market, businesses are focusing more than ever on leveraging the value that advanced technologies have to offer. They require information technology ("IT") strategies and solutions that map directly to business objectives, while providing a tangible return on their investment. For more than a decade, Edgewater Technology has addressed the specialized needs of our clients by delivering award-winning IT strategies and solutions. We offer a full spectrum of services and industry expertise to ensure the successful implementation of IT projects of any size and complexity including:

>>> STRATEGY

Organizations are supported by a foundation of enabling technology: custom software, packaged software, networks, and technical infrastructure. While this technology has been largely responsible for huge productivity gains and innovative new business models, the dependence on managing technology has become challenging as it: ages faster; becomes more complex; is placed under increasing security scrutiny; and becomes more expensive. Technology choices continue to emerge, so a simple technology-only view will no longer support a company's business goals.

For these reasons, Edgewater Technology's strategy approach is more essential than ever. Our blend of vertical industry experts and technology specialists provides the medium- and long-term technology strategies that deliver short-term value and transform visions into reality. This multi-disciplinary approach ensures that strategic plans not only serve our clients' business needs, but are also scalable, maintainable, and ultimately deliver the expected return on investment (ROI).

>>> DESIGN

Design is more critical than ever in today's complex technology environment. To expedite the process of building an application, businesses must evaluate all of their resources—determining what technologies and tools will integrate effectively within their current IT infrastructure. When design is done properly, issues are addressed and rectified early, which prevents costly overruns when code and systems are developed prematurely.

Services

MAINTAIN OPERATE



Edgewater Technology specializes in designing tailored solutions that are unique to each client's business needs. Within this critical phase, our team identifies and documents the detailed design of the solution to be developed. Design components range from defining what technologies and tools will integrate with our clients' current IT infrastructure to what creative resources will be required to maintain consistency with the client's current brand. The detailed design work that we deliver is utilized both in the initial project development and as reference material for maintaining the solution in the future. Edgewater Technology believes that placing an emphasis in the design phase early in the development cycle will reduce overall costs, effectively integrate with a client's current IT infrastructure and provide a flexible platform for continued maintenance.

>>> BUILD

When it comes to developing an IT system, businesses are faced with more options today than ever before. Those options include building the project in-house, outsourcing to an off-shore or near-shore company, contracting to a project company or ultimately utilizing a blend of all options available. In some instances, businesses rush to build an IT system, which ends up being a costly decision, resulting in both an inadequate functional design and technical architecture, along with the inability to support the business' changing needs.

A key component to the success of a project is having efficient and cost-effective IT talent that both understand the business goals and can translate those goals into IT solutions, and maximizing the use of technology and meeting both the business and technology objectives. Edgewater Technology focuses on deploying our industry experts and the most effective application to any IT project build. Our team is multi-disciplinary in terms of technology, methodology, and project management, providing the ultimate in flexibility and risk management. While there are many choices available, you need the best—Edgewater Technology. This is proven by the multiple industry awards that we have received, and also by our better than 95% repeat business factor.

A Spectrum of Services

SPEED AND FLEXIBILITY

Edgewater Technology offers a spectrum of services. We provide our clients with IT strategy and design expertise as well as knowledge to build an infrastructure to support their business goals. Building an application often requires specific industry knowledge and Edgewater stands behind our work as we often maintain and operate applications in post-deployment environments at the client site or within our own facility.

>>> MAINTAIN

More businesses are realizing that maintaining an application with internal resources can often be challenging and more importantly, a costly endeavor. While some costs are apparent, businesses are also faced with uncovering the "hidden" costs involved in maintaining applications whether it includes testing, integration or ongoing support.

With more than 150 technical consulting professionals, Edgewater Technology specializes in maintaining applications that require fast enhancement cycles, constant integration in changing environments and specialized quality assurance. The ability to cater to applications that support our customers' businesses, especially applications that are in the early stages of evolution, requires the necessary technology skills and business understanding. Partnering with Edgewater Technology can alleviate these challenges and provide significant savings to our clients. We assist our customers with the complete lifecycle of their custom applications.

>>> OPERATE

The need for a reliable, scalable and available IT infrastructure is critical to any organization's success. Edgewater Technology has the ability to provide clients with customized operations support ranging from remotely managing a customer's assets onsite at their location to facilities management of a client's assets at Edgewater Technology's fully featured operations facility.

In addition to our ability to provide a full spectrum of services, Edgewater Technology also has the expertise to deliver systems integration services that maximize business results and performance improvements. We focus not only on deploying new systems, but also extending the longevity of existing systems to meet the demands of an ever-changing marketplace. This proven expertise enables us to bring complex technologies and systems together while minimizing risk, maximizing our clients' technology investments and delivering customized solutions that address organizations' short and long-term business objectives.

Selected Financial Data

The 2003, 2002, 2001 and 2000 selected consolidated financial data presented below has been derived from our audited consolidated financial statements. Our former operating businesses, consisting of the StaffMark commercial staffing division, Robert Walters, Strategic Legal, IntelliMark and ClinForce, are presented as discontinued operations. The 1999 selected financial data presents the period April 1, 1999 (date of acquisition of Edgewater Technology) through December 31, 1999. The 1999 selected financial data has been derived from the Company's audited consolidated financial statements not included elsewhere herein. We believe that this information should be read in conjunction with our audited consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report to Stockholders.

Period Ended December 31,	2003	2002	2001	2000	1999(1)
(In Thousands, Except Per Share Data)					
Consolidated Statement of Operations Data:					
Service revenues	**$25,054**	$ 18,666	$26,574	$ 31,799	$15,256
Cost of services	**13,540**	11,905	15,733	15,834	7,128
Gross profit	**11,514**	6,761	10,841	15,965	8,128
Operating expenses:					
Selling, general and administrative (1)	**10,080**	8,833	10,551	14,411	9,107
Depreciation and amortization	**948**	1,003	5,465	5,078	895
Impairment of goodwill (2)	—	7,411	—	—	—
Restructuring (3)	—	349	—	—	—
Total operating expenses	**11,028**	17,596	16,016	19,489	10,002
Operating income (loss)	**486**	(10,835)	(5,175)	(3,524)	(1,874)
Interest income and other, net	**455**	777	2,090	3,077	(1,099)
Income (loss) before taxes, discontinued operations, extraordinary item and change in accounting principle	**941**	(10,058)	(3,085)	(447)	(2,973)
Tax (benefit) provision	**(1,053)**	—	593	1,234	(875)
Income (loss) from continuing operations before discontinued operations, extraordinary item and change in accounting principle	**1,994**	(10,058)	(3,678)	(1,681)	(2,098)
Discontinued operations:					
Loss from operations of discontinued divisions, net of applicable taxes	**(1,020)**	(950)	(904)	(113,534)	32,311
Gain on sale of divisions, net of applicable taxes	—	—	6,514	64,368	—
Income (loss) before extraordinary item and change in accounting principle	**974**	(11,008)	1,932	(50,847)	30,213
Extraordinary item, net of applicable taxes	—	—	(27)	(360)	—
Change in accounting principle	—	(12,451)	—	—	—
Net income (loss)	**$ 974**	$(23,459)	$ 1,905	$ (51,207)	$30,213
Basic income (loss) per share					
Continuing operations	**$ 0.18**	$(0.87)	$(0.29)	$(0.06)	$(0.07)
Discontinued operations	**(0.09)**	(0.08)	0.44	(1.68)	1.10
Extraordinary item	—	—	—	(0.01)	—
Change in accounting principle	—	(1.08)	—	—	—
Net income (loss)	**$ 0.09**	$(2.03)	$ 0.15	$(1.75)	$1.03
Weighted average shares, basic	**11,381**	11,575	12,858	29,212	29,280
Diluted income (loss) per share					
Continuing operations	**$ 0.17**	$(0.87)	$(0.28)	$(0.06)	$(0.07)
Discontinued operations	**(0.09)**	(0.08)	0.43	(1.68)	1.09
Extraordinary item	—	—	—	(0.01)	—
Change in accounting principle	—	(1.08)	—	—	—
Net income (loss)	**$ 0.08**	$(2.03)	$ 0.15	$(1.75)	$1.02
Weighted average shares, diluted	**11,694**	11,575	12,935	29,212	29,526

Refer to footnotes on following page.

(1) Selling, general & administrative expenses ("SG&A") included corporate costs of $0.4 million, $3.1 million and $5.0 million for 2001, 2000 and 1999, respectively, that were not directly related to our current operating business unit. These costs were incurred in historical periods based on a larger public company and a different corporate structure and are not necessarily indicative of corporate costs that will be necessary to operate our current operating business unit as a stand-alone public company. The results for 1999 include the post-acquisition results of operations for our current operating segment, after April 1, 1999.

(2) The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, the selected annual measurement date, the Company recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

(3) As a result of a workforce reduction on February 28, 2002, the Company recorded approximately $349,000 of restructuring charges related to associated severance costs. See Note 5 of the consolidated financial statements included elsewhere herein.

As of December 31,	**2003**	2002	2001	2000	1999
(In Thousands)					
Consolidated Balance Sheet Data:					
Cash equivalents and short-term investments	**$44,259**	$46,782	$ 51,501	$145,581	$ 9,857
Goodwill and intangibles	**13,135**	11,614	31,807	36,530	39,342
Deferred tax asset	**22,175**	22,884	22,523	26,628	5,987
Other assets	**6,962**	5,213	7,016	45,961	558,873
Total assets	**$86,531**	$86,493	$112,847	$254,700	$614,059
Total liabilities	**$ 5,647**	$ 5,456	$ 7,855	$ 17,455	$321,010
Stockholders' equity	**80,884**	81,037	104,992	237,245	293,049
Total liabilities and stockholders' equity	**$86,531**	$86,493	$112,847	$254,700	$614,059
Outstanding Shares of Common Stock	**11,366**	11,485	11,594	28,693	29,401

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data," and audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report to Stockholders.

Overview

Edgewater Technology is an award-winning consulting firm that specializes in combining strategic consulting, technical knowledge, and industry-domain expertise to develop technology solutions that assist primarily middle-market companies and divisions of Global 2000 companies to align their processes with their purposes. This approach not only promotes increased efficiency, but also supports increased effectiveness. Targeting strategic, mission-critical applications, our consultants collaborate with customers to translate business goals into technical strategies. Headquartered in Wakefield, Massachusetts as of December 31, 2003, our Company employs approximately 156 technical consulting professionals throughout our network of strategically positioned solutions centers.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions, upon which we rely, are reasonable based upon information available to us at the time that they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, our financial statements may be affected. The accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Revenue Recognition;
- Accounting for Income Taxes; and
- Valuation of Long-Lived and Intangible Assets.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See notes to consolidated financial statements included elsewhere herein, which contain additional information regarding our accounting policies and other disclosures required by GAAP. We have identified the policies listed below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition. Our revenues are derived from fees for services generated on a project-by-project basis. A majority of the Company's contracts are billed on a time and materials basis. Time and materials contracts represented 70.9%, 77.2% and 73.5% of revenues for years ended December 31, 2003, 2002 and 2001, respectively. Revenues related to time and materials contracts are generally recognized based on the number of hours worked by our consultants at agreed upon rates. Revenues under time and materials contracts are generally recognized in the period in which the services are performed. We also perform level support services on a fixed-fee basis. Fixed-fee services represented 10.3%, 17.2% and 14.7% for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenue pursuant to fixed-price contracts is recognized under the proportional performance method of accounting. Over the course of a fixed-price contract, we routinely evaluate whether revenue and profitability should be recognized in the current period. To measure the performance and our ability to recognize revenue and profitability on fixed-price contracts, we compare actual direct costs incurred to the total estimated direct costs and determine the percentage of the contract that is complete. This percentage is multiplied by the estimated total contract value to determine the amount of net revenue recognized, subject to any warranty provisions and other holdbacks on revenue. Any warranty provisions included in fixed-price contracts are accounted for as a holdback of revenue until such provisions are satisfied. A formal project review process takes place monthly although most projects are evaluated on an ongoing basis. Management reviews the estimated total direct costs on each contract to determine if the estimated amounts are reasonable, and estimates are adjusted as needed. Fixed-price contracts represented 18.8%, 5.6% and 11.8% for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenues and earnings may fluctuate from year to year based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include estimates used for fixed-price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances, which could affect our estimates. Reimbursement of "out-of-pocket" expenses charged to customers are reflected as revenue.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, significant judgment is required in determining our provision for income taxes, the carrying value of deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. We have recorded a $14.1 million valuation allowance against our net deferred tax assets as of December 31, 2003 and 2002, respectively, due to potential uncertainty related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. We consider scheduled reversals of deferred tax liabilities, projected future taxable income, ongoing tax planning strategies and other matters, including the period over which our deferred tax assets will be recoverable in assessing the need for and the amount of the valuation allowance. In the event that actual results differ from these estimates or we adjust these estimates in future periods, adjustments to the deferred tax assets may be recorded, which could materially impact our financial position and net income (loss) in the period. The net deferred tax asset was $22.2 million as of December 31, 2003, which amount management believes will be realized.

Valuation of Long-Lived and Intangible Assets. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill annually through the use of a third-party appraiser, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review include: 1) significant negative industry or economic trends, 2) significant operating underperformance relative to expected historical or projected future results, 3) significant decline in our stock price or the stock price of our industry peers and/or 4) a decline in our market capitalization relative to our net book value. Our judgments regarding the existence of impairment indicators are based upon legal factors, market conditions and operational performance. Our Company adopted SFAS No. 142 in 2002 and in accordance therewith, recorded as a change in accounting principle, a non-cash impairment charge of $12.5 million upon adoption on January 1, 2002. On December 2, 2002, our selected annual measurement date, our Company recorded an additional non-cash charge of $7.4 million due to a further impairment of goodwill. As further described in Note 3 to the consolidated financial statements included elsewhere herein, the Company acquired Intelix on June 2, 2003 and recorded $1.4 million in goodwill and $0.5 million in identifiable intangibles, which are being amortized over 4-8 years.

Results for the Year Ended December 31, 2003 Compared to Results for the Year Ended December 31, 2002

Service Revenues. Service revenues increased 34.2% to $25.1 million in 2003 compared to $18.7 million in 2002. This revenue increase reflects additional revenue of $2.3 million due to the acquisition of Intelix since June 2, 2003, combined with organic growth attained from engaging new customers and retaining follow-on business from existing customers during 2003. The Company organically grew 22.0% in revenue in 2003 over 2002. For the years ended December 31, 2003 and 2002, two customers each, contributed more than 10% of revenues. For the years ended December 31, 2003 and 2002, our five largest customers, including the related party, represented 81.7% and 88.0% of our revenues in the aggregate, respectively. See Note 14 and Note 17 of the consolidated financial statements included elsewhere herein.

Cost of Services. Project personnel costs consist principally of salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services. Project personnel costs increased 13.7% to $13.5 million in 2003 compared to $11.9 million in 2002. This increase is primarily the result of the net effect of the increase in billable consultants from 119 at December 31, 2002 to 156 at December 31, 2003, in large part a result of the acquisition of Intelix, which added 29 billable consultants.

Gross Profit. Gross profit increased 70.3% to $11.5 million in 2003 compared to $6.8 million in 2002. The increase in gross profit directly relates to the increase in billable hours and revenues combined with higher utilization during 2003, in addition to gross profit related to the Intelix acquisition of $0.5 million for the period since the acquisition on June 2, 2003. Average utilization rates were 78.7% for 2003 compared to 67.0% in 2002. Gross profit margin for 2003 was 46.0% compared to 36.2% for 2002.

Selling, General and Administrative Expense ("SG&A"). SG&A increased 14.1% to $10.1 million in 2003 compared to $8.8 million in 2002. SG&A as a percentage of revenue was 40.2% and 47.3% for 2003 and 2002, respectively. This increase in absolute dollars is directly related to accruals for performance-based bonuses and additional costs assumed as the result of the Intelix acquisition, offset by reduced facilities and operating expenses in 2003 in an effort to streamline operations and costs.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $0.1 million to $0.9 million in 2003 compared to $1.0 million in 2002. This decrease reflects tighter spending controls on purchases of new fixed assets and a relative reduction in depreciation as older assets fully depreciate, offset by slightly higher depreciation and amortization due to the Intelix acquisition.

Impairment of Goodwill. As discussed in Note 2 to the consolidated financial statements included elsewhere herein, we adopted SFAS No. 142 on January 1, 2002 and in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, our selected annual measurement date, we recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. Our net unamortized goodwill as of December 31, 2003 and December 31, 2002 was $12.3 million and $10.8 million, respectively.

Restructuring. In February 2002, we implemented a workforce reduction to better align our consultant base to our expected revenues. The Company reduced headcount by nineteen percent (19%), or approximately 38 positions, which resulted in a restructuring charge of approximately $349,000, which consisted primarily of severance and similar employee payroll related termination expenses. All amounts were paid as of December 31, 2002.

Operating Income (Loss). Operating income increased $11.3 million to $0.5 million in 2003 compared to an operating loss of $(10.8) million in 2002. This increase is due to higher utilization and a corresponding increase in revenue, combined with the effects of the restructuring and the impairment of goodwill in 2002 as described above.

Interest Income (Expense), Net. We earned net interest income of $0.5 million in 2003, as compared to net interest income of $0.8 million in 2002. This decrease is due to the reduction in overall market interest yields for investment grade securities during the past twelve months and also due to the slightly lower average cash balances as a result of the acquisition of Intelix, common stock repurchases and discontinued operations payments.

Provision for Income Taxes. We recorded a tax benefit of $1.1 million for 2003, which represents a tax provision of $0.3 million based on an estimated effective rate of 40.0% on operating income, which includes state and federal income tax rates, offset by a refund receivable related to the 2002 net operating tax loss carryback of $1.4 million, for which benefit had not been previously recorded. The effective tax rate for 2002 was zero, primarily due to net operating losses for which a benefit was not provided. We have recorded a valuation allowance against a portion of our net deferred assets of approximately $14.1 million as of December 31, 2003 due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Income (Loss) from Continuing Operations. Income from continuing operations increased $12.1 million, to $2.0 million in 2003 compared to a loss of $(10.1) million in 2002. This increase was primarily a result of higher operating profitability and the carryback tax claim, and the absence in 2003 of the goodwill impairment charge and restructuring charge which were recorded in 2002.

Discontinued Operations. We have received and may continue to receive various tax notices and assessments from the IRS related to our former staffing businesses, which were sold in 2000 and 2001, and related civil penalties concerning the purported untimely filing of tax information. Between the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2003 and March of 2004, we have been successful in obtaining abatements of certain IRS notices. We continue to dispute additional unresolved IRS assessments, presently approximating a range of $0.8 million to $1.6 million. We recorded in 2003 a reserve of $1.0 million representing the low end of such estimate, plus related professional fees. See Notes 4 and 15 of the consolidated financial statements included elsewhere herein.

In 2002, we recorded a $950,000 charge to discontinued operations relating to a litigation settlement with the purchaser of/successor to our commercial staffing business, which was sold in 2000 for approximately $196.0 million. See Note 15 of the consolidated financial statements included elsewhere herein.

Change in Accounting Principle. As discussed previously, we adopted SFAS No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

Net Income (Loss). We recognized a net income of $1.0 million in 2003 compared to a net loss of $(23.5) million in 2002. The net income increased substantially in 2003 due to additional operating income in 2003 offset by goodwill impairment charges taken in 2002.

Results for the Year Ended December 31, 2002 Compared to Results for the Year Ended December 31, 2001

Service Revenues. Revenues decreased $7.9 million, or 29.8%, to $18.7 million for 2002 compared to $26.6 million in 2001. Revenues decreased primarily due to an economic slowdown that has affected spending for information technology services. Revenues from a related party amounted to $12.3 million in 2002, compared to $10.6 million in 2001. For the year ended December 31, 2002, one additional customer contributed more than 10% of revenues. For the year ended December 31, 2002 and 2001, our three largest customers, including the related party, represented 82.9% and 57.3% of our revenues in the aggregate, respectively. See Note 14 and Note 17 of the consolidated financial statements included elsewhere herein.

Cost of Services. Cost of services consists of project personnel salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services. Project personnel costs decreased $3.8 million, or 24.3%, to $11.9 million for 2002 compared to $15.7 million for 2001 due to a reduction in headcount. Headcount for project personnel was reduced from 157 at December 31, 2001 to 119 at December 31, 2002. Utilization is a function of our ability to utilize our billable professionals and generate revenues. Our utilization rates for 2002 and 2001 amounted to 67.0% and 72.2%, respectively.

Gross Profit. Gross profit for 2002 decreased $4.0 million, or 37.6%, to $6.8 million compared to $10.8 million for 2001. The decrease in gross profit directly relates to the decrease in revenues and utilization during the period, which is discussed above. Gross profit margin for 2002 was 36.2% compared to 40.8% for 2001. The decrease in gross profit was due primarily to the decrease in revenues and utilization discussed above.

Selling, General and Administrative Expense ("SG&A"). SG&A decreased $1.7 million, or 16.3%, to $8.8 million for 2002 compared to $10.5 million for 2001. SG&A as a percentage of revenue was 47.3% and 39.7% for 2002 and 2001, respectively, and this percentage increase is attributable to lower revenue levels during the relevant 2002 period referenced above. SG&A costs decreased primarily as a result of lower payroll and bonus expense of $0.9 million, a decrease in bad debt expense of $0.4 million, a reduction in recruiting expense of $0.3 million, and other expenses of $0.1 million.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $4.5 million to $1.0 million for 2002 compared to $5.5 million for 2001. This decrease is a direct result of the implementation of SFAS No. 142, in which goodwill is determined to have an indefinite life and is no longer amortized. Accordingly, as of January 1, 2002, we discontinued amortizing goodwill. Our goodwill amortization expense for 2001 amounted to $4.3 million.

Impairment of Goodwill. As discussed previously, we adopted SFAS No. 142 on January 1, 2002 and in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, our selected annual measurement date, we recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein. Our net unamortized goodwill as of December 31, 2002 and December 31, 2001 was $10.8 million and $30.7 million, respectively.

Restructuring. In February 2002, we implemented a workforce reduction to better align our consultant base to our expected revenues. The Company reduced headcount by nineteen percent (19%), or approximately 38 positions, which resulted in a restructuring charge of approximately $349,000, which consisted primarily of severance and similar employee payroll related termination expenses. All amounts were paid as of December 31, 2002.

Interest Income and Other, Net. We earned net interest income of $0.8 million for 2002, as compared to net interest income of $2.1 million for 2001. This decrease is due primarily to the decrease in interest rates, and a slightly lower average cash balance during 2002.

Tax Provision. There was no income tax provision in 2002 primarily as a result of the net loss and management's assumptions on the recorded valuation allowance relating to our net deferred tax assets. The tax provision for 2001 represents certain state taxes. For all other jurisdictions, the estimated effective tax rate for 2002 and 2001 was 0% and 19.2%, respectively. We have recorded a valuation allowance against a portion of our net deferred tax assets of approximately $15.7 million and $15.3 million, respectively, as of December 31, 2002 and 2001 due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Loss from Continuing Operations. Net loss from continuing operations increased $6.4 million, to $(10.1) million in 2002 compared to $(3.7) million in 2001. This increase was primarily a result of the restructuring of $349,000 and the non-cash charge of $7.4 million relating to further goodwill impairment, partially offset by a decrease in SG&A and other factors described above. Loss from continuing operations, as a percentage of revenue, was (53.9)% for 2002 and (13.8)% for 2001.

Discontinued Operations. In 2002, we recorded a $950,000 charge relating to a settlement with the Stephens Group, a component of discontinued operations. On February 11, 2003, we executed a definitive mutual Settlement and Release Agreement with the Stephens Group to terminate, dismiss and retain intact the Company's favorable summary judgment ruling with respect to the litigation matter in Delaware Superior Court. The parties agreed that the existence of the settlement agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of the Company's commercial staffing business in June 2000. The Company paid the $950,000 in February 2003. See Note 15 of the consolidated financial statements included elsewhere herein.

Extraordinary Item. In 2001, the Company recorded $27,000 of costs associated with the Wakefield tragedy, as an extraordinary item in the financial statements. No such costs were accrued in 2002. See Note 6 of the consolidated financial statements included elsewhere herein.

Change in Accounting Principle. As discussed previously, we adopted SFAS No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

Net (Loss) Income. We recognized a net loss of $(23.5) million for 2002 compared to a net income of $1.9 million for 2001. The net loss increased substantially in 2002 due to the adoption of SFAS No. 142, which required our goodwill to be revalued, resulting in total impairment charges of $19.9 million for 2002. Net income for 2001 included a gain on the sale of our staffing-related division, ClinForce, of $6.5 million and a net loss from operations of this discontinued division of $(0.9) million.

Liquidity and Capital Resources

The following table summarizes our cash flow activities for the periods indicated:

Years Ended December 31,	2003	2002	2001
(In Thousands)			
Cash flows provided by (used in):			
Operating activities	**$ 2,633**	$ (72)	$ 19,212
Investing activities	**(914)**	(6,472)	21,956
Financing activities	**(1,252)**	(789)	(134,738)
Discontinued operating activities	**(1,745)**	(3,551)	(11,453)
Extraordinary item	**—**	(85)	(430)
Total cash (used in) provided during the year	**$(1,278)**	$(10,969)	$(105,453)

As of December 31, 2003, we had cash, cash equivalents and short-term investments of $44.3 million, a $2.5 million or 5.4% decrease from the December 31, 2002 balance of $46.8 million. The decrease in cash, cash equivalents and short-term investments primarily reflects Edgewater's net cash used for the acquisition of Intelix of $1.9 million, combined with stock repurchases of $1.4 million.

Our primary historical sources of funds are from operations and the proceeds from equity offerings and sales of businesses. Our principal historical uses of cash have been to fund working capital requirements and capital expenditures. We generally pay our employees bi-weekly for their services, while receiving payments from customers 30 to 60 days from the date of the invoice.

Net cash provided by (used in) operating activities was $2.6 million, $(0.1) million and $19.2 million for 2003, 2002 and 2001, respectively. The net cash provided by operating activities for the periods presented primarily reflects the net income and the positive effects of our operations.

Net cash (used in) provided by investing activities was $(0.9) million, $(6.5) million and $22.0 million for 2003, 2002 and 2001, respectively. Cash (used in) investing activities in 2003 was primarily attributable to the purchase of Intelix, Inc. on June 2, 2003 offset by redemptions of short-term investments. In 2002, cash (used in) investing activities was primarily related to the purchases of short-term investments. In 2001, cash provided by investing activities was primarily attributable to the proceeds from the sale of our staffing-related divisions offset by cash paid for additional contingent consideration for acquisitions completed during prior periods and purchases of short-term investments. As of December 31, 2003, we have no long-term commitments for capital expenditures and all capital expenditures are discretionary.

Net cash (used in) provided by financing activities was $(1.3) million, $(0.8) million and $(134.7) million for 2003, 2002 and 2001, respectively. Cash used in financing activities in 2003 and 2002 was primarily attributable to the repurchase of stock and payments on borrowings, net of proceeds from our employee stock purchase program. Cash used in 2001 was primarily related to repurchases of stock, including the Tender Offer in January 2001, when we repurchased 16.25 million shares for aggregate consideration of $130.0 million, excluding fees and expenses.

Net cash (used in) discontinued operations was $(1.7) million, $(3.6) million and $(11.5) million for 2003, 2002 and 2001, respectively. These cash disbursements related to the Company's decision to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business and to this effect, commit to divestures of each of our staffing businesses. See Note 4 of the consolidated financial statements included elsewhere herein.

Net cash (used in) extraordinary item was $(0.1) million and $(0.4) million during 2002 and 2001, respectively. See Note 6 of the consolidated financial statements included elsewhere herein.

As a result of the above, and as a result of cash flows from discontinued operations, our combined cash and cash equivalents decreased $1.3 million, $11.0 million and $105.5 million in 2003, 2002 and 2001, respectively. The aggregate cash and cash equivalents and short-term investments were $44.3 million, $46.8 million and $51.5 million, as of December 31, 2003, 2002 and 2001, respectively.

In September 2002, our Board of Directors reauthorized a stock purchase program for up to $20.0 million of common stock through December 31, 2003, which was extended through February 2005. The repurchase program may be shortened or extended by the Board of Directors. Under this program, the repurchases have been and may be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. As part of the most recently authorized stock repurchase program, effective February 14, 2003, our Company entered into a SEC Rule 10b5-1 purchase program with a broker that allows purchases of our common stock through traditional blackout periods. The Rule 10b5-1 repurchase program, like the overall stock repurchase program, will extend through February 2005, unless earlier terminated by us or the broker. From the inception of our stock repurchase program in 2000 for up to $30 million of our common stock and through March 18, 2004, we repurchased 2.3 million shares of our common stock for an aggregate purchase price of approximately $11.9 million.

In January 2001, the Company closed the Tender Offer and acquired 16.25 million shares of our common stock at the Tender Offer Price for aggregate consideration of $130.0 million, excluding fees and expenses, and common stock subject to certain vested in-the-money stock options for aggregate consideration of $0.2 million.

On August 7, 2003, the Company initiated a voluntary odd-lot program, where smaller stockholders were offered a means of selling their shares. This program was initiated as part of an overall effort to reduce the administrative costs associated with carrying stockholders who own less than 100 shares of the Company's common stock. Under the odd-lot program, stockholders could sell their shares, through a third-party administrator, on the open market at an average closing price for the prior ten day period. Under this program, which expired October 31, 2003, the Company repurchased 10,877 shares for $0.06 million.

We believe that our cash flows from operations and available cash will provide sufficient liquidity for our existing operations for the foreseeable future. We periodically reassess the adequacy of our liquidity position, taking into consideration current and anticipated operating cash flow, anticipated capital expenditures, business combinations, possible stockholder distributions and public or private offerings of debt or equity securities. The pace at which we will either generate or consume cash will be dependent upon future operations and the level of demand for our services on an ongoing basis. See "Item 1—Business, Potential Future Strategies, Transactions and Changes" in our Company's 2003 Form 10-K.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

We lease office space under operating lease arrangements through 2013. Rent expense, including amounts paid to related parties for discontinued operations, was approximately $1.1 million, $1.2 million and $1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our former corporate headquarters in Fayetteville, Arkansas. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater in the amount of $0.2 million for the years 2003, 2004, 2005 and 2006, and will pay $0.1 million in 2007.

Annual future minimum payments required under operating leases that have an initial or remaining lease term in excess of one year are as follows (these amounts do not include expected sublease payments of approximately $0.2 million per year through June 30, 2007):

Fiscal Years Ending December 31,	Lease Obligations
(In Thousands)	
2004	$1,149
2005	1,037
2006	881
2007	726
2008	726
Thereafter	2,748
	$7,267

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements" (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company does not have any investments in or contractual relationships or other business relationships with any variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). This statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in its share repurchase program. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003. Adoption of SFAS 150 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements."

SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. We adopted the provisions of SAB 104 in the fourth quarter of 2003. Our adoption of SAB 104 did not have a material effect on our financial position or results of operations.

Related Party Transactions

The Synapse Group, Inc. ("Synapse"), one of our significant customers discussed in Notes 14 and 17 to the consolidated financial statements included elsewhere herein, is considered a related party as its President and Chief Executive Officer is also a member of our Board of Directors. Revenues from Synapse amounted to $11.8 million, $12.3 million and $10.6 million, respectively, for 2003, 2002 and 2001. Payments received from Synapse for 2003, 2002 and 2001 amounted to $11.8 million, $12.4 million and $10.2 million, respectively. Outstanding accounts receivable for Synapse were $1.9 million and $1.9 million, as of December 31, 2003 and 2002, respectively, which balances were within the Company's normal business terms. See Note 14 of the consolidated financial statements included elsewhere herein.

Our Company entered into a lease agreement in 1999, which was modified in June 2000, with a stockholder who is a former officer and director, to lease certain parcels of land and buildings in Fayetteville, Arkansas for its former corporate headquarters that were included in our Company's discontinued operations. Rent payments related to these facilities totaled approximately $0.2 million for each of the years ended December 31, 2003, 2002 and 2001, respectively. Future related party lease obligations relate to this lease agreement. As our Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, the Company subleased the

Fayetteville facility to a third party in 2002. See Note 16 of the consolidated financial statements included elsewhere herein.

Included in the "Certain Transactions" section of our 2004 Proxy Statement for our June 2, 2004 Annual Stockholders' Meeting are additional related party transactions. Our Proxy Statement will be filed with the SEC on or before April 30, 2004.

Other Tax Matters

During the second quarter of 2002, our Company was notified by the Internal Revenue Service (the "IRS") that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years. Our Company has responded to various IRS information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned staffing-related businesses, which were sold during the 2000 and 2001 fiscal years. The results of the IRS audit could have an impact on our deferred tax asset, however, as of the date of this Annual Report, we do not believe any such impact would be material to our financial position.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Business," "Properties," "Legal Proceedings," "Market for Registrant's Common Stock and Related Stockholder Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, potential dividends, potential business combination transactions, competitive and strategic initiatives, potential stock repurchases, and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's 2003 Form 10-K and elsewhere in this Annual Report.

The forward-looking statements included in this Annual Report relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "forward," "potential," "estimate," "encourage," "opportunity," "decide," "goal," "objective," "quality," "growth," "leader," "could," "expect," "intend," "plan," "expand," "focus," "build," "through," "strategy," "expiration," "provide," "offer," "maximize," "meet," "allow," "allowed," "represent," "commitment," "lend," "create," "implement," "result," "seek," "increase," "add," "establish," "pursue," "feel," "work," "perform," "make," "continue," "can," "will," "going," "include," or the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments which are believed to be reasonable as of the date of this Annual Report. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecasted, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (1) inability to execute upon growth objectives, including growth in entities acquired by our Company; (2) changes in industry trends, such as a decline in the demand for solutions services or delays in industry-wide IT spending, whether on a temporary or permanent basis and/or delays by customers in initiating new projects or continuing new project milestones; (3) adverse developments and volatility involving geopolitical or technology market conditions; (4) unanticipated events or the occurrence of fluctuations or variability in the matters identified under "Critical Accounting Policies"; (5) failure of our sales pipeline to be converted to billable work and recorded as revenue; (6) loss of key executives; (7) failure of the middle market and the needs of middle-market enterprises for business services to develop as anticipated; (8) inability to recruit and retain professionals with the high level of information technology skills and experience needed to provide our services; (9) expanding outsourcing services to generate additional revenue; (10) any changes in ownership, adverse developments concerning the IRS audit of our corporate tax returns for the 1998-2000 fiscal years, that would result in a limitation on the use of the net operating loss carryforward under applicable tax laws, which is referred to as a net deferred tax asset of approximately $22.2 million as of December 31, 2003; and/or (11) the failure to obtain remaining predecessor entity tax records that are not in our control and/or successfully resolve remaining outstanding IRS matters relating to our former staffing businesses. In evaluating these statements, you should specifically consider various factors described above as well as the risks outlined under Item I "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's 2003 Form 10-K. These factors may cause our actual results to differ materially from those contemplated, projected, anticipated, planned or budgeted in any such forward-looking statements.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, growth, earnings per share or achievements. However, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results.

Independent Auditors' Report

To the Board of Directors and Stockholders of Edgewater Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Edgewater Technology, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Edgewater Technology, Inc. and subsidiaries as of December 31, 2001 and for the year then ended, before the reclassification and inclusion of the disclosures discussed in Note 9 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 9, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 included (1) comparing the previously reported income (loss) before extraordinary item and net income (loss) to the previously issued consolidated financial statements and the adjustments to reported income (loss) before extraordinary item and net income (loss) representing amortization expense recognized in those periods related to goodwill that is no longer being amortized as a result of initially applying SFAS 142 to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted income (loss) before extraordinary item and net income (loss) to reported income (loss) before extraordinary item and net loss and the related income (loss) per share amounts. In our opinion, the disclosures for 2001 in Note 9 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Deloitte + Touche LLP

Boston, Massachusetts
March 30, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Edgewater Technology, Inc.'s filing of an Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report to Stockholders. See Exhibit 23.2 to the 2003 Form 10-K for further discussion. The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 referred to in this report have not been included in the accompanying financial statements.

Report of Independent Public Accountants

To the Stockholders of Edgewater Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Edgewater Technology, Inc. (the "Company," a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 29, 2002

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

Years Ended December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 27,881**	$ 29,159
Short-term investments	**16,378**	17,623
Accounts receivable, net (including related party amounts of $1,853 and $1,900 at December 31, 2003 and 2002, respectively)	**3,532**	2,647
Deferred income taxes, net	**547**	1,127
Income tax refund receivable	**1,430**	—
Prepaid expenses and other current assets	**646**	925
Total current assets	**50,414**	51,481
Property and equipment, net	**1,309**	1,606
Intangible assets, net	**13,135**	11,614
Deferred income taxes, net	**21,628**	21,757
Other assets	**45**	35
Total assets	**$ 86,531**	$ 86,493
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 1,567**	$ 1,662
Accruals related to discontinued operations	**1,987**	1,662
Current portion of capital lease obligations	**—**	60
Accrued payroll and related liabilities	**2,009**	882
Other liabilities	**84**	240
Litigation settlement	**—**	950
Total current liabilities	**5,647**	5,456
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 2,000 shares authorized, no shares issued or outstanding	**—**	—
Common stock, $0.01 par value; 48,000 shares authorized, 29,736 and 29,596 shares issued, 11,366 and 11,485 shares outstanding as of December 31, 2003 and 2002, respectively	**297**	296
Paid-in capital	**217,825**	217,302
Treasury stock, at cost, 18,370 and 18,111 shares at December 31, 2003 and 2002, respectively	**(141,324)**	(140,276)
Deferred stock-based compensation	**(603)**	—
Retained earnings	**4,689**	3,715
Total stockholders' equity	**80,884**	81,037
Total liabilities and stockholders' equity	**$ 86,531**	$ 86,493

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

Years Ended December 31,	2003	2002	2001
Service revenues (including related party amounts of $11,766, $12,300 and $10,600 in 2003, 2002 and 2001, respectively)	**$25,054**	$ 18,666	$ 26,574
Cost of services	**13,540**	11,905	15,733
Gross profit	**11,514**	6,761	10,841
Operating expenses:			
Selling, general and administrative	**10,080**	8,833	10,551
Depreciation and amortization	**948**	1,003	5,465
Impairment of goodwill	**—**	7,411	—
Restructuring	**—**	349	—
Total operating expenses	**11,028**	17,596	16,016
Operating income (loss)	**486**	(10,835)	(5,175)
Interest income and other, net	**455**	777	2,090
Income (loss) before taxes, discontinued operations, extraordinary item and change in accounting principle	**941**	(10,058)	(3,085)
Tax (benefit) provision	**(1,053)**	—	593
Income (loss) from continuing operations before discontinued operations, extraordinary item and change in accounting principle	**1,994**	(10,058)	(3,678)
Discontinued operations:			
Loss from operations of discontinued divisions, net of applicable taxes	**(1,020)**	(950)	(904)
Gain on sale of divisions, net of applicable taxes	**—**	—	6,514
Income (loss) before extraordinary item and change in accounting principle	**974**	(11,008)	1,932
Extraordinary item, net of applicable taxes	**—**	—	(27)
Change in accounting principle	**—**	(12,451)	—
Net income (loss)	**$ 974**	$(23,459)	$ 1,905
Basic income (loss) per share:			
Continuing operations	**$ 0.18**	$(0.87)	$(0.29)
Discontinued operations	**(0.09)**	(0.08)	0.44
Change in accounting principle	**—**	(1.08)	—
Net income (loss)	**$ 0.09**	$(2.03)	$ 0.15
Weighted average shares, basic	**11,381**	11,575	12,858
Diluted income (loss) per share:			
Continuing operations	**$ 0.17**	$(0.87)	$(0.28)
Discontinued operations	**(0.09)**	(0.08)	0.43
Change in accounting principle	**—**	(1.08)	—
Net income (loss)	**$ 0.08**	$(2.03)	$ 0.15
Weighted average shares, diluted	**11,694**	11,575	12,935

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In Thousands)

	Common Stock Shares	Amount	Paid-in Capital	Treasury Stock	Deferred Stock-based Compensation	Retained Earnings	Total Stockholders' Equity
BALANCE, January 1, 2001	28,693	$296	$217,838	$ (6,158)	$ —	$ 25,269	$ 237,245
Issuance of common stock related to employee stock plans	74	—	(507)	767	—	—	260
Repurchase of common stock	(923)	—	—	(3,718)	—	—	(3,718)
Tender offer	(16,250)	—	107	(130,807)	—	—	(130,700)
Net income	—	—	—	—	—	1,905	1,905
BALANCE, December 31, 2001	11,594	296	217,438	(139,916)	—	27,174	104,992
Issuance of common stock related to employee stock plans	37	—	(127)	244	—	—	117
Stock option exercise	4	—	(9)	24	—	—	15
Repurchase of common stock	(150)	—	—	(628)	—	—	(628)
Net loss	—	—	—	—	—	(23,459)	(23,459)
BALANCE, December 31, 2002	11,485	296	217,302	(140,276)	—	3,715	81,037
Issuance of common stock related to employee stock plans	**24**	**—**	**(65)**	**153**	**—**	**—**	**88**
Stock option exercise	**32**	**—**	**(80)**	**208**	**—**	**—**	**128**
Restricted stock awards	**140**	**1**	**—**	**—**	**—**	**—**	**1**
Repurchase of common stock	**(315)**	**—**	**—**	**(1,409)**	**—**	**—**	**(1,409)**
Deferred stock-based compensation	**—**	**—**	**668**	**—**	**(603)**	**—**	**65**
Net income	**—**	**—**	**—**	**—**	**—**	**974**	**974**
BALANCE, December 31, 2003	**11,366**	**$297**	**$217,825**	**$(141,324)**	**$(603)**	**$ 4,689**	**$ 80,884**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 974	$ (23,459)	$ 1,905
Loss from operations of discontinued divisions	1,020	950	904
Gain on sale of division	—	—	(6,514)
Change in accounting principle	—	12,451	—
Extraordinary item, net of applicable taxes	—	—	27
Net income (loss) from continuing operations	1,994	(10,058)	(3,678)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	948	1,003	5,465
Impairment of goodwill	—	7,411	—
Provision for bad debts	94	178	548
Deferred income taxes	(1,053)	280	593
Amortization of deferred stock-based compensation	65	—	—
Change in operating accounts, net of effect of dispositions:			
Accounts receivable	(225)	1,220	1,347
Income tax receivable	—	—	16,121
Prepaid expenses and other current assets	312	(66)	49
Other assets	14	21	17
Accounts payable and accrued liabilities	(370)	(323)	1,003
Accrued payroll and related liabilities	911	253	(2,227)
Other liabilities	(57)	9	(26)
Net cash provided by (used in) operating activities	2,633	(72)	19,212
Net cash (used in) extraordinary item	—	(85)	(430)
Net cash (used in) discontinued operating activities	(1,745)	(3,551)	(11,420)
Cash Flows from Investing Activities:			
Proceeds from sale of businesses	—	—	35,246
Redemptions of short-term investments	32,042	45,784	12,344
Purchases of short-term investments	(30,797)	(52,034)	(23,717)
Purchases of businesses, net of cash acquired	(1,966)	—	(1,200)
Purchases of property and equipment	(193)	(222)	(717)
Net cash (used in) provided by investing activities	(914)	(6,472)	21,956
Net cash (used in) discontinued investing activities	—	—	(33)
Cash Flows from Financing Activities:			
Payments on borrowings	(60)	(293)	(324)
Proceeds from employee stock plans and stock option exercises	217	132	4
Tender offer	—	—	(130,700)
Repurchases of common stock	(1,409)	(628)	(3,718)
Net cash (used in) financing activities	(1,252)	(789)	(134,738)
Net (decrease) in cash and cash equivalents	(1,278)	(10,969)	(105,453)
Cash and Cash Equivalents, beginning of year	29,159	40,128	145,581
Cash and Cash Equivalents, end of year	$ 27,881	$ 29,159	$ 40,128
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 2	$ 28	$ 55
Borrowings on capital lease	$ —	$ —	$ 68
Income taxes paid, net of refunds	$ —	$ 446	$ —
Cash receipts from related parties	$11,842	$12,440	$10,161
Cash paid to related parties	$ 223	$ 223	$ 223

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION AND NATURE OF BUSINESS:

Edgewater Technology is an award-winning consulting firm that specializes in combining strategic consulting, technical knowledge, and industry-domain expertise to develop technology solutions that assist primarily middle-market companies and divisions of Global 2000 companies to align their processes with their purposes. This approach not only promotes increased efficiency, but also supports increased effectiveness. Targeting strategic, mission-critical applications, our consultants collaborate with customers to translate business goals into technical strategies. Headquartered in Wakefield, Massachusetts as of December 31, 2003, our Company employs approximately 156 technical consulting professionals throughout our network of strategically positioned solutions centers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

The consolidated financial statements include the accounts of Edgewater and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates, judgments and assumptions used in preparing the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Although the Company regularly assesses these estimates, judgments and assumptions used in preparing these consolidated financial statements, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known. Significant assets and liabilities with reported amounts based on estimates include deferred income tax assets, intangible assets, and other liabilities including matters involving historical payroll tax assessments included in discontinued operations.

Cash and Cash Equivalents

All highly liquid investments with remaining maturities of three months or less at the date of purchase are considered cash equivalents. Cash and cash equivalent balances consist of deposits, investments in money market funds and repurchase agreements with large U.S. commercial banks.

Short-Term Investments

Our short-term investments have maturity dates of one year or less when acquired and are classified as held-to-maturity securities, which are recorded at amortized cost and consist of marketable instruments, which include but are not limited to government obligations, including agencies and commercial paper. All short-term investments that have original maturities greater than three months but less than one year at the date of purchase are considered short-term investments. As of December 31, 2003 and December 31, 2002, we had $14.3 million and $12.3 million in commercial paper, respectively, and $2.1 million and $5.3 million, in government obligations, including agencies, respectively, and amortized cost approximated fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years (or life of lease, if less). Equipment held under capital leases is amortized utilizing the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease. Additions that extend the lives of the assets are capitalized, while repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is generally assessed by a comparison of cash flows expected to be generated by an asset to its carrying value, with the exception that after January 1, 2002 goodwill impairment is assessed by use of a fair value model (see "Intangible Assets"). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Intangible Assets

Intangible assets consist primarily of goodwill, customer relationships and amounts paid pursuant to non-compete agreements. Non-compete agreements are amortized using the straight-line method over the life of the respective agreements. Customer relationships are amortized using the straight-line method over the estimated remaining life of 7.6 years.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under this Statement, goodwill, as well as other intangibles determined to have an indefinite life, are no longer amortized; however, these assets will be reviewed for impairment on an annual basis. Other identifiable intangible assets will continue to be amortized over their estimated useful lives. This Statement became effective January 1, 2002 and as a result, beginning January 1, 2002, we ceased amortizing goodwill.

On January 1, 2002, the Company adopted SFAS No. 142, which requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing the "fair value" methodology. The Company evaluates the fair value of its reporting unit utilizing various valuation techniques. During the first quarter of 2002, as a result of declining industry stock prices, the Company recognized a transitional impairment loss of $12.5 million as the cumulative effect of a change in accounting principle.

Goodwill must be tested for impairment on an annual basis and between annual tests in certain circumstances. The Company performed its annual impairment test on December 2, 2003 and 2002, our selected annual measurement date. We recorded a non-cash impairment charge of $7.4 million in the fourth quarter of 2002, primarily as a result of the decline in industry stock prices for our peer group and lower revenues and operating margins for our Company at that time. As of December, 2003, after receiving an independent third-party valuation appraisal, it was determined that there was no further impairment. Our net unamortized goodwill as of December 31, 2003 and 2002, was $12.3 million and $10.8 million, respectively. The increase from the prior year was the result of a current year acquisition. The Company acquired Intelix on June 2, 2003 and recorded, subject to adjustment, $1.4 million in goodwill and $0.5 million in identifiable intangibles, which are being amortized over 4 to 8 years and is further described in Note 9.

Revenue Recognition

A majority of the Company's contracts are billed on a time and materials basis. Time and materials contracts represented 70.9%, 77.2% and 73.5% of revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Revenue under time and materials contracts is generally recognized as services are rendered and performed at contractually agreed upon rates. We also perform level support services on a fixed-fee basis. Fixed-fee services represented 10.3%, 17.2% and 14.7% for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenue pursuant to fixed-price contracts is generally recognized under the proportional performance method of accounting. Over the course of a fixed-price contract, we routinely evaluate whether revenue and profitability should be recognized in the current period. To measure the performance and our ability to recognize revenue and profitability on fixed-price contracts, we compare actual direct costs incurred to the total estimated direct costs and determine the percentage of the contract that is complete. This percentage is multiplied by the estimated total contract value to determine the amount of net revenue recognized, subject to any warranty provisions and other holdbacks on revenue. Any warranty provisions included in fixed-price contracts are accounted for as a holdback of revenue until such provisions are satisfied. A formal project review process takes place quarterly, although most projects are evaluated on an ongoing basis. Management reviews the estimated total direct costs on each contract to determine if the estimated amounts are reasonable, and estimates are adjusted as needed. Fixed-price contracts represented 18.8%, 5.6% and 11.8% for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenues and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include estimates used for fixed-price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances, which could affect our estimates. Reimbursement of "out-of-pocket" expenses charged to customers is reflected as revenue.

For the years ended December 31, 2003, 2002 and 2001, two customers, two customers and one customer, respectively, including Synapse (a related party—See Note 14), each contributed more than 10% of revenues. For the years ended December 31, 2003, 2002 and 2001, our five largest customers represented 81.7%, 88.0% and 70.7% of our revenues in the aggregate, respectively.

For the Year Ended December 31,	**2003**	2002	2001
Revenues			
Synapse (related party – Note 14)	**47.3%**	66.6%	40.1%
Customer A	**21.0%**	13.3%	—%

Cost of Services

Our cost of services are comprised primarily of project personnel costs, including direct salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services.

Interest Income and Other, Net

Interest income and other, net was $0.5 million, $0.8 million and $2.1 million, for the years ended December 31, 2003, 2002 and 2001, respectively. The following table represents the components of interest income and other, net.

Year Ended December 31,	**2003**	2002	2001
(In Thousands)			
Interest income	**$457**	$805	$ 2,132
Interest expense	**(2)**	(28)	(75)
Other, net	**—**	—	33
Interest income and other, net	**$455**	$777	$ 2,090

Provision for Taxes

Deferred taxes are provided for differences in the bases of our assets and liabilities for book and tax purposes and for loss and credit carryforwards based on enacted rates expected to be in effect when these items reverse. A valuation allowance is provided to the extent tax assets are not likely to be recovered. We have recorded a valuation allowance against our net deferred tax assets of approximately $14.1 million as of December 31, 2003 and 2002, respectively. This valuation allowance was established due to uncertainties related to the Company's ability to utilize some of its deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The Company considers scheduled reversals of deferred tax liabilities, projected future taxable income, ongoing tax planning strategies and other matters, including the period over which our deferred tax assets will be recoverable, in assessing the need for and the amount of the valuation allowance. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be recorded, which could materially impact our financial position and net income (loss) in the period of the adjustment. In addition, as a result of a change in the Internal Revenue Code, our 2002 tax loss will be carried back to 1997, resulting in a refund of previously paid taxes of $1.4 million. This amount was recorded as a benefit in the fourth quarter of 2003. See Note 10.

Earnings (Loss) Per Share

Basic earnings (loss) per share reflect the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per share reflect the impact, when dilutive, of the exercise of options using the treasury stock method.

Fair Value of Financial Instruments

Edgewater's financial instruments include cash and cash-equivalents, short-term investments, accounts receivable and payable, and debt obligations. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. Management believes that the short-term investments and debt obligations have interest rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, that the carrying value for these instruments are reasonable estimates of fair value.

Comprehensive Income (Loss)

There are no elements of comprehensive income (loss) other than net income (loss).

Stock Options

The Company records stock-based compensation awards issued to employees and directors using the intrinsic value method and stock-based compensation awards issued to non-employees using the fair value method of accounting. Stock-based compensation expense, if any, is recognized on awards of restricted shares or grants of stock options issued to employees and directors if the purchase price or exercise price, as applicable, is less than the market price of the underlying stock on the measurement date, generally the date of grant. The differences between accounting for stock-based compensation under the intrinsic value method and the fair value method are shown below, with the fair value estimated on the grant date or award issue date as applicable. The assumptions used are described in Note 12.

Year Ended December 31,	**2003**	2002	2001
(In Thousands, Except Per Share Data)			
Net income (loss)			
As reported	**$ 974**	$(23,459)	$1,905
Add: Stock-based compensation expense included in reported net income, net of tax	**39**	—	—
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of tax	**(1,310)**	(2,078)	(48)
Pro forma	**$ (297)**	$(25,537)	$1,857
Basic and diluted earnings (loss) per share			
As reported—basic	**$ 0.09**	$(2.03)	$0.15
As reported—diluted	**$ 0.08**	$(2.03)	$0.15
Pro forma—basic	**$(0.03)**	$(2.21)	$0.14
Pro forma—diluted	**$(0.03)**	$(2.21)	$0.14

Segment Information

The Company engages in business activities under one operating segment, which combines strategic consulting, technical knowledge, and industry domain expertise to develop custom technology solutions.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements" (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company does not have any investments in or contractual relationships or other business relationships with any variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in its share repurchase program. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003. Adoption of SFAS 150 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF Issue No. 00-21, 'Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. We adopted the provisions of SAB 104 in the fourth quarter of 2003. Our adoption of SAB 104 did not have a material effect on our financial position or results of operations.

3. BUSINESS COMBINATION:

On June 2, 2003, the Company acquired all of the outstanding common stock of Intelix, Inc. ("Intelix"), a provider of systems integration and custom software development services located in Fairfax, Virginia. The results of Intelix's operations have been included in the Company's accompanying consolidated statement of operations since the acquisition date. Revenue generated by Intelix subsequent to the acquisition, during the year ended December 31, 2003 was $2.1 million. The acquisition was made to enhance Edgewater's geographical presence and will provide additional vertical expertise in the telecommunications and real estate industries. The aggregate purchase price was $2.7 million, including cash paid to the Intelix stockholders of $0.9 million, assumed liabilities with an estimated fair value in the amount of $1.5 million, and direct costs incurred of $0.3 million.

The stockholders of Intelix were eligible for an additional cash payment in the first quarter of 2004, based upon a formula applied to earnings of the Intelix business for the twelve-month period ended December 31, 2003. No earnout was achieved during 2003 and therefore no payments were made under the earnout.

Related to the purchase of Intelix, the Company recorded $1.4 million in goodwill and $0.5 million in identifiable intangible assets, all in accordance with SFAS No. 141. The identifiable intangible assets were determined by a third-party appraiser and are being amortized on the straight-line basis over their estimated useful lives (4 to 8 years). The goodwill is an indefinite lived asset in accordance with SFAS No. 142 and is subject to periodic review for impairment. This goodwill is not deductible for tax purposes.

4. DISCONTINUED OPERATIONS:

During the first quarter of 1999, market values for publicly-traded staffing companies began to decline. At that time, the Company (Edgewater Technology, Inc. and its subsidiaries, formerly StaffMark, Inc.) was engaged in the temporary and permanent placement and staffing services businesses. For many staffing companies, this downward trend subsequently continued or deteriorated further and was compounded by a Year 2000-related slowdown in demand for IT staffing. These circumstances contributed to depressed market valuations for publicly-traded staffing entities.

In response to these developments, the Company began to explore, during the second half of 1999, strategic alternatives for each of its staffing business platforms in an effort to maximize stockholder value. After evaluating our traditional businesses, our systems integration and consulting business and our debt levels, management and the Board of Directors decided to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business, Edgewater Delaware, and to effect the following divestitures of each of our staffing businesses.

The following disposition transactions and other matters are complete:

- On June 28, 2000, pursuant to a Purchase Agreement dated May 16, 2000 with Stephens Group, Inc., we sold all of our subsidiaries, and the assets and liabilities of our Commercial segment to affiliate entities of the Stephens Group, Inc. As consideration, we received gross proceeds of $190.1 million in cash before fees, expenses and taxes. As part of the transaction, we sold the name "StaffMark" as that was the name used by the Commercial segment. As a result of the transaction, we changed our name from "StaffMark, Inc." to "Edgewater Technology, Inc." and our stock symbol from "STAF" to "EDGW."

- On July 13, 2000, we sold, through two indirect wholly-owned subsidiaries, all of our equity interest in Robert Walters plc ("Robert Walters") through an initial public offering ("IPO") on the London Stock Exchange. Robert Walters had previously been the finance and accounting placement and staffing consultancy platform within our Professional/IT segment. Our two subsidiaries sold 67.2 million ordinary shares at a price of 170 pence per share (or $2.57 at then current exchange rates). The shares began trading on a conditional basis on the London Stock Exchange on July 6, 2000. On July 14, 2000, the underwriters exercised the over-allotment of 10.4 million ordinary shares. Our share of offering gross proceeds, including the exercise of the over-allotment option, was $199.2 million prior to offering commissions, fees and expenses.

- On September 22, 2000, we sold all of the outstanding stock of Strategic Legal Resources, Inc. ("Strategic Legal"), the legal staffing division within our Professional/IT segment, to a company owned by a group of investors including MidMark Capital II, L.P. and Edwardstone & Company for $13.3 million, of which $4.3 million was represented by a promissory note that was collected in January 2001.

- On November 16, 2000, we sold all of the outstanding shares of stock of our subsidiaries that comprised IntelliMark, our former IT staffing and solutions division, to IM Acquisition, Inc., an affiliate of Charlesbank Equity Fund V Limited Partnership, for $40.2 million in cash, which consisted of $42.7 million paid at the closing date, less a $2.5 million post-closing working capital adjustment paid to IM Acquisition, Inc. in April 2001. In connection with this sale, we recorded a $53.9 million non-cash charge for the write-down of the goodwill in our IntelliMark division to estimated realizable values.

- On December 15, 2000, we executed a definitive agreement to sell ClinForce, our clinical trials support services division, to Cross Country TravCorps, Inc. for approximately $31.0 million in cash, subject to potential upward or downward post-closing working capital adjustments (the "ClinForce Transaction"). As the closing of the ClinForce Transaction was conditioned upon our receipt of stockholder approval and the satisfaction of other customary conditions to closing, we held a Special Stockholders' Meeting on March 14, 2001, where our stockholders approved the ClinForce Transaction. We consummated the ClinForce Transaction and received proceeds on March 16, 2001. On July 18, 2001, we received approximately $1.4 million from Cross Country TravCorps, Inc. with respect to the post-closing working capital purchase price adjustment. In accordance with Emerging Issues Task Force No. 95-18, we have reported ClinForce's operating results in discontinued operations for the periods presented. In addition, nonrecurring restructuring charges relating to the closing of our corporate headquarters (in Fayetteville, Arkansas) have been included, as a result of the sale of ClinForce and consistent with the treatment of ClinForce results, as a part of discontinued operations.

As a result of the completion of the transactions described above, the operating results for Staffmark, Robert Walters, Strategic Legal, IntelliMark and ClinForce have been included in discontinued operations in the accompanying consolidated financial statements. Revenues from discontinued operations were $7.7 million for 2001. Operating (loss) from discontinued operations for 2003 was $(1.0) million, which did not have any tax effect. Operating (loss) income, from discontinued operations was $(1.0) million and $1.6 million for 2002 and 2001, respectively, which amounts were tax effected. The Company provided an accrual for certain tax assessments and professional fees related to discontinued businesses in 2003. The Company settled a lawsuit related to a business previously recorded as a discontinued operation and accrued $950,000 toward the settlement in 2002. See Note 15. Included in the loss from operations of discontinued divisions for the year ended December 31, 2001 are the operating results of ClinForce through the date of disposal and changes to the estimated liabilities related to discontinued operations as of December 31, 2000.

Related to the above transactions, the Company has received certain payroll tax assessments related to our former staffing businesses, which were sold in 2000 and 2001, and related civil penalties concerning the purported untimely filing of tax information. Between the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2003 and March of 2004, we have been successful in obtaining abatements of certain IRS notices. We continue to dispute additional unresolved IRS assessments, presently approximating a range of $0.8 million to $1.6 million. We recorded in 2003 a reserve of $1.0 million representing the low end of such estimate, plus related professional fees.

5. RESTRUCTURING:

In February 2002, due to the economic climate that postponed or delayed spending for information technology services, Edgewater announced that it was undertaking cost-cutting measures by realigning its workforce. Edgewater reduced its overall headcount by 38 employees, or 19% of its total workforce. The Company recorded a restructuring charge in the first quarter of 2002 of $349,000, which consisted primarily of severance and similar employee termination expenses. As of December 31, 2002, all accrued restructuring amounts were paid.

6. EXTRAORDINARY ITEM:

On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. We incurred expenses totaling approximately $1.0 million, for items such as legal fees, charitable foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds and the applicable tax effect, in the accompanying consolidated statements of operations. For the year ended December 31, 2001, amounts recorded as extraordinary item represent additional accruals, net of insurance proceeds, and the applicable income tax effect.

7. ACCOUNTS RECEIVABLE:

Included in accounts receivable are unbilled amounts totaling approximately $1.6 million and $1.3 million at December 31, 2003 and 2002, respectively, which relate to services performed during the year and billed in the subsequent period. Edgewater maintains allowances for potential losses which management believes are adequate to absorb any possible losses to be incurred in realizing the amounts recorded in the accompanying consolidated financial statements.

The following are the changes in the allowance for doubtful accounts:

Year Ended December 31,	2003	2002	2001
(In Thousands)			
Balance at beginning of year	**$136**	$ 481	$ 35
Provisions for bad debts	**101**	178	548
Charge-offs, net of recoveries	**(17)**	(523)	(102)
Balance at end of year	**$220**	$ 136	$ 481

8. PROPERTY AND EQUIPMENT:

Components of property and equipment consisted of the following as of December 31:

	2003	2002
(In Thousands)		
Furniture, fixtures and equipment	**$1,090**	$1,098
Computer equipment and software	**1,826**	1,628
Leasehold improvements	**1,267**	1,198
	4,183	3,924
Less accumulated depreciation and amortization	**2,874**	2,318
	$1,309	$1,606

Depreciation expense related to property and equipment for the years ended December 31, 2003, 2002 and 2001 totaled approximately $0.6 million, $0.7 million and $0.8 million, respectively. All capital leases were repaid during 2003, as such there was no equipment under capital leases at December 31, 2003. As of December 31, 2002, cost of equipment under capital leases was $0.8 million, and related accumulated depreciation was $0.7 million, respectively.

9. INTANGIBLE ASSETS:

Intangible assets consisted of the following as of December 31:

	2003	2002
(In Thousands)		
Goodwill	**$21,358**	$19,987
Other intangibles	**2,160**	1,630
	23,518	21,617
Less accumulated amortization	**10,383**	10,003
	$13,135	$11,614

Our goodwill balance increased approximately $1.4 million from $20.0 million in 2002 due to the current year acquisition of Intelix, Inc. The Company acquired Intelix on June 2, 2003 and recorded, subject to adjustment, $1.4 million in goodwill and $0.5 million in identifiable intangibles, which are being amortized over 4-8 years and is further described in Note 2. Amortization expense related to intangible assets for the years ended December 31, 2003, 2002 and 2001 totaled approximately $0.4 million, $0.3 million, and $4.6 million, respectively. In accordance with SFAS No. 142, the Company ceased amortizing goodwill effective January 1, 2002. Goodwill amortization was $4.3 million for 2001 and other intangible amortization was $0.3 million.

10. INCOME TAXES:

The provision for income taxes consisted of the following for the years ended December 31:

	2003	2002	2001
(In Thousands)			
Current tax expense (benefit):			
Federal	**$(1,541)**	$ —	$4,175
State	**(27)**	—	300
Foreign	**—**	—	—
	(1,568)	—	4,475
Deferred tax expense (benefit):			
Federal	**414**	355	(157)
State	**101**	(753)	(25)
Change in valuation allowance	**—**	398	—
Foreign	**—**	—	—
	515	—	(182)
Income tax (benefit) provision	**(1,053)**	—	4,293
Amounts attributable to discontinued operations	**—**	—	3,700
Income tax provision from continuing operations	**$(1,053)**	$ —	$ 593

The components of deferred income tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

	2003	2002
(In Thousands)		
Deferred income tax assets:		
Net operating loss carryforward and credits	**$ 35,873**	$ 35,737
Nondeductible reserves and accruals	**547**	1,292
Depreciation and amortization	**100**	78
Total deferred income tax assets	**36,520**	37,107
Deferred income tax liabilities:		
Other	**(292)**	(105)
Total deferred income tax liabilities	**(292)**	(105)
Valuation allowance	**(14,053)**	(14,118)
Deferred income tax, net	**$ 22,175**	$ 22,884

Components of the net deferred tax assets (liabilities) reported in the accompanying consolidated balance sheets were as follows as of December 31, 2003 and 2002:

	2003		2002	
	Current	**Long-term**	Current	Long-term
(In Thousands)				
Assets	**$547**	**$21,920**	$1,228	$21,757
Liabilities	**—**	**(292)**	(101)	—
	$547	**$21,628**	$1,127	$21,757

As of December 31, 2003, Edgewater has net operating loss carryforwards for federal income tax purposes of approximately $61.7 million and tax credits of approximately $5.0 million, which expire through 2021. In addition, Edgewater has various net operating loss carryforwards for state income tax purposes, which expire through 2013. The Internal Revenue Code contains provisions that limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests.

Due to the uncertainty surrounding the realization and timing of the deferred tax assets, Edgewater has a valuation allowance of approximately $14.1 million as of December 31, 2003 and 2002, respectively, which reduces the net assets to amounts management believes are more likely than not to be realized. Management regularly evaluates the realizability of the deferred tax assets and may adjust the valuation allowance based on such analysis in the future. The valuation allowance decreased by approximately $0.07 million in 2003 and increased by approximately $0.4 million in 2002 primarily due to management's estimates of the Company's ability to realize certain recorded deferred tax assets.

The differences in income taxes determined by applying the statutory federal tax rate of 34% to income from continuing operations before income taxes and the amounts recorded in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 result from the following:

	2003		2002		2001	
	Amount	**Rate**	Amount	Rate	Amount	Rate
(In Thousands)						
Income tax benefit at statutory rate	**$ 303**	**34.0%**	$(7,976)	(34.0)%	$(1,049)	(34.0)%
Add (deduct):						
State income taxes; net of federal tax benefit	**73**	**6.0**	(162)	(0.7)	54	1.8
Net operating loss carryback claim	**(1,430)**	**(152.0)**	—	—	—	—
Non-deductible goodwill impairment charges and amortization	**—**	**—**	6,866	29.3	1,576	51.1
Provision of valuation allowance against currently generated net operating loss carryforwards	**—**	**—**	1,266	5.4	—	—
Other, net	**1**	**—**	6	—	12	0.3
	$(1,053)	**(112.0)%**	$ —	—%	$ 593	19.2%

11. EMPLOYEE BENEFIT PLANS:

The Company has a 401(k) tax deferred savings plan that is available to all employees who satisfy certain minimum hour requirements each year (the "Plan"). The Company matches thirty percent (30%) of each participant's annual contribution under the Plan, up to six percent (6%) of each participant's annual base salary. Contributions by Edgewater to the plan were approximately $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

12. COMMON STOCK, STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN:

Common Stock

The Company's stockholders had authorized 48 million and 200 million shares of common stock available for issuance as of December 31, 2003 and 2002, respectively, and had 2 million and 10 million shares of preferred stock for issuance as of December 31, 2003 and 2002, respectively. In January 2001, the Company completed a tender offer in which the Company repurchased 16.25 million shares of its common stock at $8.00 per share for aggregate consideration of $130 million, excluding fees and expenses. The repurchase of options resulted in a $0.2 million compensation charge in January 2001.

Stockholder Rights Plan

The Company has a stockholder rights plan, commonly referred to as a "poison pill," that may discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Under this plan, our Board of Directors can issue preferred stock in one or more series without stockholder action. If a person acquires 20% or more of our outstanding shares of common stock, except for certain institutional stockholders, who may acquire up to 25% of our outstanding shares of common stock, then rights under this plan would be triggered, which would significantly dilute the voting rights of any such acquiring person. Certain provisions of the General Corporation Law of Delaware may also discourage someone from acquiring or merging with us. No preferred stock has been issued as of December 31, 2003.

2003 Equity Incentive Plan

In May 2003, the Company's Board of Directors approved the "Edgewater Technology, Inc. 2003 Equity Incentive Plan" (the "2003 Plan") for the purpose of attracting and retaining employees and providing a vehicle to increase management's equity ownership in the Company. The 2003 Plan provides for restricted share awards and grants of non-qualified stock options in the aggregate of up to 500,000 shares of the Company's common stock. In May 2003, the Company's Compensation Committee authorized restricted share awards to certain executives of the Company under the 2003 Plan aggregating 140,000 shares of the Company's common stock (the "Restricted Share Awards"). The aggregate deferred compensation expense associated with the Restricted Share Awards is approximately $0.7 million, which compensation expense amount is being amortized straight-line over the vesting term (five years). Compensation expense relating to the Restricted Share Awards during the year ended December 31, 2003 amounted to $0.1 million.

Stock Options

In October 1999, the Company's Board of Directors amended the Company's 1996 Stock Option Plan (the "1996 Plan") to increase the maximum number of shares of the Company's common stock that may be issued under the 1996 Plan from 12% to 15% of the total number of shares of the Company's common stock outstanding. Options granted under the 1996 Plan generally become 33% vested after one year and then vest 33% in each of the next two years or become 40% vested after two years and then vest 20% in each of the next three years. Under the 1996 Plan, the exercise price of the option equals the market value of the Company's common stock on the date of the grant, and the maximum term for each option is 10 years.

In February 2000, the Company adopted a subsidiary stock option plan (the "Subsidiary Plan") for employees and consultants of Edgewater Delaware. The purpose of the Subsidiary Plan was to aid Edgewater Technology in attracting and retaining employees. The total amount of subsidiary common stock for which stock options could be granted under the Subsidiary Plan could not exceed 5.0 million shares of subsidiary common stock. In August 2000, the Subsidiary Plan was terminated and options for 2.9 million shares of the Company's subsidiary stock that had been granted under this Subsidiary Plan were exchanged into options for 1.8 million shares of the Company's common stock under a newly created parent company stock option plan, currently entitled the "Edgewater Technology, Inc., Amended and Restated 2000 Stock Option Plan" (the "2000 Plan") and into options for 1.1 million shares under the 1996 Plan, for an aggregate of 2.9 million shares underlying options. The fair market value of the subsidiary's stock did not change for the period of granting of the options to the exchange date. The Subsidiary Plan had no other activity other than the granting of the aforementioned options for 2.9 million shares of the subsidiary common stock and there were no exercises or forfeitures of options between grant and conversion in August, 2000. Grants of stock options under the 2000 Plan may not exceed 4.0 million shares of the Company's common stock. As a result of this exchange, the Company recorded a one-time compensation charge of $0.2 million. In 2002, the Company amended the 2000 Plan to include grants of stock options to directors and officers.

A summary of stock option activity under the 1996 Plan, 2000 Plan and 2003 Plan is as follows:

	Shares Under Option	Weighted Average Price Per Share
Outstanding, January 1, 2001	5,645,646	$ 8.89
Granted	60,917	4.51
Exercised	(80,824)	5.51
Forfeited	(2,175,146)	12.20
Outstanding, December 31, 2001	3,450,593	6.78
Granted	991,170	3.83
Exercised	(3,667)	4.00
Forfeited	(609,586)	6.14
Outstanding, December 31, 2002	3,828,510	6.09
Granted	**905,900**	**3.76**
Exercised	**(32,119)**	**4.01**
Forfeited	**(181,769)**	**5.73**
Outstanding, December 31, 2003	**4,520,522**	**$ 5.77**

Options exercisable were approximately 3.2 million, 2.2 million and 1.4 million as of December 31, 2003, 2002 and 2001, respectively. The weighted average exercise price of these options was $6.46, $6.97 and $7.69 per share as of December 31, 2003, 2002 and 2001, respectively. The following is a summary of stock options outstanding and exercisable as of December 31, 2003:

Options Outstanding				Options Exercisable	
Number of Options Outstanding	Range of Exercise Prices	Weighted Average Remaining Life in Years	Weighted Average Exercise Price Per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
1,702,361	$ 3.72 – $ 5.07	8.6	$ 4.04	434,953	$ 4.00
2,471,994	5.14 – 6.25	6.6	6.10	2,407,977	6.13
179,200	6.87 – 8.63	3.4	8.00	179,160	8.00
81,600	9.81 – 12.90	3.8	11.26	76,400	11.36
66,327	16.00 – 18.84	3.7	17.48	66,327	17.48
19,040	30.46 – 33.61	4.4	31.81	19,040	31.81
4,520,522		7.1	$ 5.77	3,183,857	$ 6.46

On March 16, 2001, 1.5 million options outstanding under the 1996 Plan vested 100% upon the closing of the ClinForce Transaction as this constituted a "change in control" as defined in the 1996 Plan. Former employees of the Company's commercial segment and IntelliMark division held approximately 1.4 million of these outstanding options, which terminated on April 16, 2001, which was 30 days following the ClinForce Transaction. Former employees of ClinForce held approximately 0.1 million of these outstanding options, which terminated on June 14, 2001, which was 90 days following the ClinForce Transaction.

As discussed in Note 2, the Company has elected to account for its stock options using the intrinsic method. Accordingly, compensation expense, if any, is recognized on awards of restricted shares or grants of stock options issued to employees and directors if the purchase price or exercise price, as applicable, is less than the market price of the underlying stock on the measurement date, generally the date of grant. Pursuant to the requirements of SFAS No. 123, Note 2 includes disclosures to reflect the Company's pro forma net (loss) income for the years ended December 31, 2003, 2002, and 2001, as if the fair value method of accounting prescribed by SFAS No. 123 had been used. In preparing the pro forma disclosures, the fair value was estimated on the grant date using the Black-Scholes option-pricing model. These fair value calculations were based on the following assumptions:

For the Year Ended December 31,	2003	2002	2001
Weighted average risk-free interest rate	**3.25%**	2.82%	4.40%
Dividend yield	**0%**	0%	0%
Weighted average expected life	**5 years**	4 years	5 years
Expected volatility	**68%**	74%	75%

Using these assumptions, the fair value of the stock options granted during the years ended December 31, 2003, 2002 and 2001 was approximately $2.5 million, $2.0 million and $0.2 million, respectively. The weighted average fair value per share of options granted during 2003, 2002 and 2001 was $2.40, $2.06 and $2.94. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions above and recognizing this expense over the vesting period, net (loss) income would have been different. See Note 2.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan entitled the "Edgewater Technology, Inc. 1999 Employee Stock Purchase Plan" (the "1999 ESPP") that allows for employee stock purchases of the Company's common stock at the lower of 85% of the stock price as of the first or last trading day of each quarter. Purchases under the 1999 ESPP are limited to 10% of the respective employee's annual compensation. The 1999 ESPP authorizes purchases for up to 700,000 shares of the Company's common stock and continues in effect until October 1, 2009 or until earlier terminated. As of December 31, 2002, there were 366,100 shares of common stock remaining for purchase under the ESPP. During fiscal 2003, 2002 and 2001, we issued 23,537, 37,561 and 73,156 shares, respectively, under the 1999 ESPP.

13. EARNINGS PER SHARE:

Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share, and accordingly, are excluded from the diluted computations for the 2003 and 2002 periods presented. Had such shares been included, shares for the diluted computation would have increased by approximately 2.8 million and 0.1 million for the year ended December 31, 2003 and 2002, respectively.

14. RELATED PARTY TRANSACTIONS:

Synapse, one of our significant customers, is considered a related party as its President and Chief Executive Officer is also a member of the Company's Board of Directors. Revenues, receivables and payments received from Synapse are disclosed in the accompanying consolidated financial statements, which balances were within the Company's normal business terms.

In 1999, the Company entered into a lease agreement with a stockholder, who was a former officer and director of the Company, to lease certain parcels of land and buildings in Fayetteville, Arkansas for its former corporate headquarters. Rent payments related to these facilities totaled approximately $0.2 million, $0.2 million and $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future related party lease obligations relate to this lease agreement. The Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, and the Company subleased the Fayetteville facility to a third party in 2002.

15. COMMITMENTS AND CONTINGENCIES:

We are sometimes a party to litigation incidental to our business. We believe that these routine legal proceedings will not have a material adverse effect on our financial position. We maintain insurance in amounts with coverages and deductibles that we believe are reasonable.

On February 11, 2003, our Company entered into a mutual Settlement and Release Agreement with the Stephens Group, Inc., Staffmark Investment, LLC, a majority-owned subsidiary of Stephens Group, Inc. and its subsidiaries (collectively, the "Stephens Group"), to terminate, dismiss and retain intact our Company's favorable summary judgment ruling with respect to a litigation matter in Delaware Superior Court. In addition to the mutual releases, the mutual Settlement and Release Agreement required our Company to pay $950,000 to the Stephens Group. The parties agreed that the existence of the settlement agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of our Company's commercial staffing business in June 2000. The settlement amount of $950,000 was charged to discontinued operations in the 2002 statement of operations and such amount was subsequently paid in February 2003.

During the second quarter of 2002, our Company was notified by the Internal Revenue Service (the "IRS") that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years. Our Company has responded to various IRS information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned staffing-related businesses, which were sold during the 2000 and 2001 fiscal years. The results of the IRS audit could have an impact on our deferred tax asset, however as of the date of this Annual Report, we do not believe any such impact would be material to our financial position.

We have received and may continue to receive various tax notices and assessments from the IRS related to our former staffing businesses, which were sold in 2000 and 2001, and related civil penalties concerning the purported untimely filing of tax information. Between the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2003 and March of 2004, we have been successful in obtaining abatements of certain IRS notices. We continue to dispute additional unresolved IRS assessments presently approximating a range of $0.8 million to $1.6 million. We recorded in 2003 a reserve of $1.0 million representing the low end of such estimate, plus related professional fees. See also Note 4.

16. LEASE COMMITMENTS:

Edgewater leases office space and certain equipment under operating leases through 2013. As discussed in Note 14, certain of these facilities are leased from related parties. Annual future minimum payments required under operating leases, excluding sublease rentals, that have an initial or remaining lease term in excess of one year are as follows:

Fiscal Years	Amount
(In thousands)	
2004	$1,149
2005	1,037
2006	881
2007	726
2008	726
Thereafter	2,748
	$7,267

Rent payments, including amounts paid to related parties for discontinued operations, was approximately $1.1 million, $1.2 million and $1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our Fayetteville office facility. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater in the amounts of $0.2 million for the years 2003, 2004, 2005 and 2006 and will pay $0.1 million in 2007.

The Company also had capital leases which expired in 2003.

17. SIGNIFICANT CUSTOMERS:

The following table summarizes the revenue and accounts receivable from customers in excess of 10% of reported amounts for the periods presented.

For the Years Ended December 31,	2003	2002	2001
Revenues			
Synapse (related party—Note 14)	**47.3%**	66.6%	40.1%
Customer A	**21.0%**	13.3%	—%

December 31,	2003	2002
Accounts Receivable		
Synapse (related party—Note 14)	**53.2%**	73.8%
Customer B	**10.3%**	10.1%

Unaudited Supplementary Quarterly Financial Information

(In Thousands, Except Per Share Data)

The net (loss) income and earnings per share amounts below include results from discontinued operations.

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Service revenues	**$5,189**	**$6,158**	**$6,934**	**$6,773**	**$25,054**
Gross profit	**2,321**	**2,939**	**3,205**	**3,049**	**11,514**
Income before discontinued operations	**69**	**164**	**152**	**1,609**	**1,994**
Net income	**69**	**164**	**152**	**589**	**974**
Basic and diluted income per share before discontinued operations	**$0.01**	**$0.01**	**$0.01**	**$0.15**	**$0.18**
Basic and diluted income per share	**$0.01**	**$0.01**	**$0.01**	**$0.05**	**$0.08**

2002	1st Quarter	2nd Quarter*	3rd Quarter*	4th Quarter*	Total
Service revenues	$ 4,582	$4,811	$4,590	$ 4,683	$ 18,666
Gross profit	1,177	1,938	1,726	1,920	6,761
Income before discontinued operations	(1,459)	(577)	(553)	(7,469)	(10,058)
Income (loss) before change in accounting principle	(1,459)	(577)	(553)	(8,419)	(11,008)
Net income (loss)	(13,910)	(577)	(553)	(8,419)	(23,459)
Basic and diluted income (loss) per share before change in accounting principle	$(0.12)	$(0.05)	$(0.05)	$(0.73)	$(0.95)
Basic and diluted income (loss) per share	$(1.20)	$(0.05)	$(0.05)	$(0.73)	$(2.03)

* Certain amounts were reclassified to conform with the full 2002 annual presentation.

Corporate Information

Directors and Executive Officers

William Lynch
Non-Executive Chairman of the Board

Shirley Singleton
President and Chief Executive Officer

Clete Brewer
Outside Director

Paul Guzzi
Outside Director

Michael Loeb
Outside Director

Bob L. Martin
Outside Director

Wayne Wilson
Outside Director

Executive Management Team

Shirley Singleton
President and Chief Executive Officer

David Clancey
Senior Vice President and Chief Technology Officer

David Gallo
Chief Operating Officer

Kevin Rhodes
Chief Financial Officer, Treasurer and Corporate Secretary

Kristen Zaepfel
Vice President, Human Resources

Investor Relations

Barbara Warren-Sica
Director, Corporate Communications

Common Stock Data

The Company's common stock trades on the Nasdaq National Market under the symbol EDGW. The following table sets forth the high and low trading price of the Company's common stock during each quarter of 2002 and 2003 and the first quarter of 2004, through March 19, 2004.

Fiscal 2002	High	Low
First Quarter	$4.45	$3.49
Second Quarter	$4.35	$3.55
Third Quarter	$4.80	$3.83
Fourth Quarter	$4.72	$3.99

Fiscal 2003	High	Low
First Quarter	**$4.59**	**$3.68**
Second Quarter	**$4.85**	**$3.77**
Third Quarter	**$5.77**	**$4.37**
Fourth Quarter	**$5.60**	**$4.56**

Fiscal 2004	High	Low
First Quarter (through March 19, 2004)	$8.50	$4.65

We have not paid dividends in the past and intend to retain earnings to finance the expansion and operations of our business. We do not anticipate paying any cash dividends with regard to cash generated through our normal operations in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, is available to stockholders on our Corporate website or, if requested, from our Investor Relations Department by sending an email to ir@edgewater.com.

Investor Relations

Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
Email: ir@edgewater.com
www.edgewater.com

Transfer Agent

EquiServe Trust Company, N.A.
PO Box 43069
Providence, RI 02940-3069

Independent Auditors

Deloitte & Touche LLP
Boston, Massachusetts

Executive Office of Edgewater Technology, Inc.

20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
Email: makewaves@edgewater.com
www.edgewater.com

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. EST on June 2, 2004 at the Boston Marriott Long Wharf Boston, Massachusetts Phone: (617) 227-0800

EDGEWATER TECHNOLOGY

EDGEWATER
TECHNOLOGY

20 Harvard Mill Square
Wakefield, MA 01880
Tel: (781) 246-3343
Fax: (781) 246-5903
www.edgewater.com
makewaves@edgewater.com